Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

March 28, 2024

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:   Registrant:  Lincoln Variable Insurance Products Trust (“Trust”)

 File Nos.:    File Nos. 033-70742 and 811-08090

 Funds:     LVIP AllianceBernstein Large Cap Growth Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on March 21, 2024, to the Registrant’s registration statement filed on Form 485APOS on February 05, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Please update the series and class ID for the Fund in EDGAR to reflect the new fund name.

a)	The Registrant confirms that the Fund’s series and class information will be updated in EDGAR upon effectiveness of the changes, specifically at the end of the Fund’s current outcome period.

2)	Consider removing conditional language in the Fund’s investment strategy section as it relates to the Fund’s investment in ETFs and derivatives.

a)	The Registrant respectfully declines to implement this comment as it believes that the section accurately describes the discretion that the manager has in implementing the Fund’s strategy as written.

3)

Consider adding disclosure discussing derivatives and the risks associated with investment in derivatives so that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

a)

The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Letter”) and believes that the Fund’s existing derivatives disclosure is consistent with the observations made in the Letter. To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within the appropriate sections discussing the Fund’s principal investment strategy. The disclosure provided in these sections is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, hedging and cash deployment in accordance with the Fund’s investment strategies. Apart from providing the plain English summary that the Registrant has included in its discussion of the Fund’s principal investment strategy, it would be nearly impossible to list every potential scenario in which the Fund might employ derivatives given the continually changing investment landscape. The Principal Risks section following is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Fund does not believe it is appropriate to include a full description of each type of derivative used and the purposes thereof within the discussion of the Fund’s principal investment strategy, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Principal Risks section of the Registration Statement provides a more complete description of the principal risks of derivatives exposure. Additional disclosure regarding derivatives, and their risks, is found in the Additional Investment Strategies and Risks section of the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the Registration Statement is an appropriate presentation of the types of derivatives used, the purposes thereof, and the attendant risks.

4)

Explain in correspondence whether the private placement investments that are part of the Private Placement Sleeve, as discussed in the Item 4 and 9 discussion of the Fund’s investment strategy, are legacy securities being held in runoff. If this is the case, please add disclosure to these sections clarifying this in the Principal Investment Strategy Section.

a)

This is correct. The Private Placement Sleeve managed by T. Rowe Price Associates, Inc. consists of legacy securities which are being held until they can be disposed of and the Fund does not anticipate adding to this sleeve. The disclosure has been updated as follows to clarify this:

Securities held in the Private Placement Sleeve were purchased pursuant to a previous investment strategy of the Fund and are being held pending favorable conditions for divestment. The Fund does not intend to invest in additional privately placed securities.

5)	Consider adding disclosure noting the 15% limit on illiquid holdings which is now required under Rule 22e-4.

a)	The requested revision has been made. The Fund’s Liquidity Risk disclosure has been updated to include the following statement:

The Fund’s liquidity risk management program requires that the Fund invest no more than 15% of its net assets in illiquid investments.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

6)	Please update the Fund’s performance as of December 31, 2023, if this information is available.

a)	The requested revision has been made.

7)	On the first page of the Statement of Additional Information, please revise the hyperlink so that it resolves to the Fund’s annual report rather than a landing page.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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